Exhibit 99.1

Aphria Inc. to Participate in Jefferies West Coast Consumer Conference

Provides an Update on Forward-Looking Information

LEAMINGTON, ON, Nov. 7, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA), today announced its participation in the Jefferies West Coast Consumer Conference on November 12, 2019 in San Francisco, California.

The Company's Chief Financial Officer Carl Merton will be holding pre-scheduled one-on-one meetings.

Forward-Looking Information

In the Issuer's fourth quarter earnings press release dated August 1, 2019, the Issuer provided guidance for its 2020 revenue of $650-700 million of sales, with distribution revenue representing slightly more than one half of the total net revenue and $88-95 million of Adjusted EBITDA.

The Issuer arrived at this revenue guidance based on the following:

Aphria Inc.
Q4 to 2020 revenue forecast reconciliation
	Low	High
Q4 revenue annualized (rounded 000,000's)	514,000,000	514,000,000
Incremental cannabis revenue	136,000,000	186,000,000
2020 revenue guidance	650,000,000	700,000,000

i.  The increase in cannabis revenue is driven by three factors:

A.	Incremental capacity at the Issuer Aphria One facility. During the fourth quarter ended May 31, 2019, the Issuer received full licensing for this facility, which is expected to have a capacity of 110,000 kgs. As a result of the time period to ramp up the facility, the Issuer's sales in the fourth quarter ended May 31, 2019 were only 20,000 kgs, if annualized. During fiscal 2020, the Issuer has and will be ramping up its production capability to reach its expected annualized capacity;
B.	Incremental capacity at the Issuer's Aphria Diamond facility. Aphria Diamond's annualized capacity is expected to be 140,000 kgs. Aphria Diamond received its license for this facility on November 1, 2019. The ramp up period for Aphria Diamond will mirror the ramp up period experienced at the Aphria One facility. The Issuer notes that sales of 20,000 kgs of production grown at the Aphria Diamond facility before fiscal year-end are expected to generate between $80,000,000 and $100,000,000 of revenue; and
C.	Incremental revenue earned on production that is sold through international channels versus in Canada. The Issuer anticipates that prior to the end of calendar 2019, it will receive EU-GMP certification on at least two of its global facilities. Sales of EU-GMP certified cannabis have historically resulted in average selling prices higher than current wholesale prices in Canada.

Major risk factors relating to the assumptions above include:

a)	No substantial crop losses. Historically Aphria has not experienced any significant crop losses and Aphria, like other growers, plants and generates product from greenhouse and indoor facilities which reduce the impact of unpredictable weather patterns. However, crop loss due to disease or pests is always a risk and Aphria has highly experienced staff and processes in place to mitigate these risks.
b)	Aphria Diamond production ramp consistent with Aphria One's ramp up of Part IV or better. Aphria's experience and past performance has demonstrated a two to three-month period before first harvest in a new expansion. Management believes that Aphria Diamond production will be consistent with past practice.
c)	Receipt of EU-GMP certification during the third quarter ended February 2020 and any changes in government policy, regulation or licensing review process related thereto.
d)	Sufficient international demand for product that any sales headwinds in Canada are offset by international demand. Aphria believes that international demand for medicinal cannabis is on the rise as more European countries legalize its use and prescription, and will broaden Aphria's revenue base, further reducing dependence on the Canadian market.
e)	Consistent average selling price equal to fourth quarter average selling price. As of the second quarter of full sales since legalization, the Issuer is able to better determine a market price and focus on the most profitable products ensuring it is able to combat any price compression.

We Have A Good Thing Growing

About Aphria Inc.
Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, 2020 revenue guidance and statements with respect to expected incremental production capacity and sales through international channels. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, those set forth above under the "Forward Looking Information" section; risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria Inc. to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive and should carefully review the various risks and uncertainties identified in the Company's filings on SEDAR and EDGAR. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

View original content to download multimedia:http://www.prnewswire.com/news-releases/aphria-inc-to-participate-in-jefferies-west-coast-consumer-conference-300953498.html

SOURCE Aphria Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2019/07/c5550.html

%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications & Public Affairs, Aphria Inc., tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 06:30e 07-NOV-19